EXHIBIT 99.1

Enbridge and Brookfield Infrastructure Announce Closing of the Provincially Regulated Portion of the Previously Announced Natural Gas Gathering & Processing Transaction

BROOKFIELD, NEWS, Oct. 01, 2018 (GLOBE NEWSWIRE) -- Enbridge Inc. (TSX: ENB) (NYSE: ENB) (“Enbridge”) and Brookfield Infrastructure (NYSE: BIP) (TSX: BIP.UN) and its institutional partners (collectively, “Brookfield”), today announced the closing of the provincially regulated portion of the agreement through which Enbridge will sell its Canadian natural gas gathering and processing business in the Montney, Peace River Arch, Horn River and Liard basins in British Columbia and Alberta (“G&P Business”) to Brookfield. The provincially regulated business represents $2.5 billion of the $4.31 billion transaction, previously announced on July 4, 2018.

The G&P Business includes 19 provincially and federally regulated natural gas processing plants and 3,550 kilometers of natural gas gathering pipelines in British Columbia and Alberta. Under Brookfield’s ownership, the G&P Business will be named NorthRiver Midstream Inc.

“This investment expands our portfolio of high quality midstream assets with the addition of one of the leading gas gathering and processing businesses in North America,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We are pleased to acquire these assets through a seamless transition that will allow us to provide uninterrupted service to customers.”

“We are pleased to have reached this important milestone in our agreement with Brookfield,” said Bill Yardley, Executive Vice President and President, Gas Transmission and Midstream of Enbridge. “We remain committed to the safe and reliable operation of the federally regulated assets during the transition period.”

The sale of the remaining federally regulated assets is expected to close in mid-2019.

Forward-Looking Statements
Certain information provided in this news release constitutes forward-looking statements and information within the meaning of applicable Canadian securities laws and within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("FLI"). The words "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words and expressions are intended to identify such FLI. All statement other than statements of historical fact may be FLI. FLI included or incorporated by reference in this news release include, but are not limited to, information with respect to the following: the timing of closing of the transaction in respect the federally regulated facilities; the consideration and the expected net proceeds from the transaction; Enbridge's financial strength and flexibility; intentions regarding the holding of Enbridge's regulated natural gas pipeline investments and Brookfield’s intentions post-closing of the transaction; and the transition of the Canadian G&P operations. Although Enbridge and/or Brookfield, as applicable, believes that the FLI is based on information which is current, reasonable and complete, by its nature FLI is necessarily subject to a variety of assumptions, risks and uncertainties pertaining but not limited to the timing and completion of the transactions, including receipt of regulatory approvals and satisfaction of other conditions precedent; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future cash flow, financial strength and flexibility; and economic and competitive conditions. A further discussion of the risks and uncertainties facing each of Enbridge and Brookfield can be found in their respective filings with Canadian and United States securities regulators. While Enbridge and Brookfield each provides the FLI in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and Brookfield, jointly or severally, assume no obligation to publicly update or revise any FLI provided herein or otherwise, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

About Enbridge Inc.
Enbridge Inc. (the Company) is North America's premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.9 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company's regulated utilities serve approximately 3.7 million retail customers in Ontario, Quebec, and New Brunswick. Enbridge also has interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past nine years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people's quality of life. For more information, visit www.enbridge.com.

About Brookfield Infrastructure
Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Enbridge	Brookfield
Media Jesse Semko Toll Free: (888) 992-0997 Email: media@enbridge.com	Media Claire Holland (416) 369-8236 claire.holland@brookfield.com

Investor Relations Jonathan Gould Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com	Investor Relations Melissa Low (416) 956-5239 melissa.low@brookfield.com